Pacer Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan St.
Milwaukee, WI 53202

June 4, 2015

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) Pre-Effective Amendment No. 2 File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments we received from you on June 4, 2015 with respect to Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Trust’s initial series, Pacer Trendpilot 750 ETF, Pacer Trendpilot 450 ETF, Pacer Trendpilot 100 ETF (collectively, the “Trendpilot ETFs”) and Pacer US Export Leaders ETF (together with the Trendpilot ETFs, the “Funds”).  For your convenience, the comments we received have been reproduced below with responses following each comment. Capitalized terms have the same meaning as in the Amendment.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.
Please explain why the numeric portion of each Trendpilot ETF’s name (e.g., 750, 450, 100) is not misleading as required under section 35(d) of the Investment Company Act of 1940 (the “1940 Act”), given that each Fund and its underlying index may from time-to-time invest solely in US Treasury bills.

Response:             The general test of whether a particular fund name is misleading under section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1  However, at the same time, the Commission has stated that it “believes that investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks,” and that a fund’s “name, like any other single piece of information about an investment, cannot tell the whole story about the investment company.”2  Therefore, in any analysis under section 35(d), the facts and circumstances surrounding the use of the name also must be examined.

1 Investment Company Names; Final Rule, 66 Fed. Reg. 8509 at text accompanying n. 44 (Feb. 1, 2001).

2 Id. at text accompanying n. 4.

Each of the Funds is an index-based ETF and, as such, is required (pursuant to an exemptive order granted by the Commission) to invest at least 80% of its total assets in securities included in its underlying index.  This requirement is stated in the first sentence of each Fund’s prospectus section entitled “Principal Investment Strategies of the Fund—The Fund’s Investment Strategy”.  This requirement also aligns with the expectation for index funds put forth by the Commission, which has said that such funds “generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”3

One important distinction between the Funds and regular open-end investment companies (i.e., mutual funds) is the transparency of each Fund’s investments. As you are aware, mutual funds normally provide portfolio holdings information to the public on a quarterly basis 60 days after the end of each quarter. As a result, the portfolio holdings of a mutual fund could potentially drift from the types of investments indicated by the fund’s name without shareholder knowledge, potentially exposing the shareholders to unexpected risks during the quarter. By contrast, under the Funds’ exemptive order, the Funds will operate as fully transparent index-based ETFs that will provide portfolio holdings information to the public on a daily basis. The full transparency of the Funds’ holdings: (i) permits investors and industry analysts to easily monitor each Fund’s activities and confirm (if they want) that a Fund’s holdings are consistent with its name and (ii) creates a strong incentive for each Fund to make investments that are consistent with its name to provide investors with greater certainty and encourage asset growth.

The name of each Trendpilot ETF is intended to connote that the fund utilizes a “trend-following” strategy. The Registrant believes that the target investing audience for the Trendpilot ETFs understands that a trend-following strategy will generally invest in a defined set of assets in positive environments, but will adjust its exposure to take advantage of certain economic, fundamental, or technical trends, including by neutralizing exposure to such assets by either partially or completely selling out of such assets or using a hedging strategy (e.g., with derivatives) to offset exposure to the assets.  As such, in the first sentence of each Fund’s prospectus section entitled “Principal Investment Strategies of the Fund—The Index,” the disclosure notes that “[t]he Index uses an objective, rules-based methodology to implement a systematic trend-following strategy that directs exposure (i) 100% to the [the applicable equity index], (ii) 50% to the [applicable equity index] and 50% to 3-Month US Treasury bills or (iii) 100% to 3-Month US Treasury bills, depending on the relative performance of the [applicable equity index] and its 200-business day historical simple moving average.”

The Registrant believes that the numeric portion of each Trendpilot ETF’s name effectively conveys to investors the approximate number of holdings in the primary set of assets in which each Fund invests when following positive trends. For example, when the Pacer Trendpilot 450 ETF is following a positive trend, it will seek 100% exposure to a pool of approximately 450 securities. The Registrant does not believe that a reasonable investor would assume that a trend-following strategy would have exposure to the same number of securities at all times. In particular, the Registrant believes that a reasonable investor understands that the number of securities may have little or no bearing on a fund’s risks or performance as compared to the type and weighting of such securities. The Commission noted the significance of the “type” of securities held by a fund and references to such type in a fund’s name when it adopted Rule 35d-1 under the 1940 Act. To the Registrant’s knowledge, the Commission has not adopted or proposed any similar rule or provided any similar guidance with respect to having a number in a fund’s name.

Moreover, the Commission staff has not in the past found a number in a fund’s name to be materially misleading to a reasonable investor when the fund will not, under normal circumstances, invest in such number of securities. For example:

•
The Wilshire 5000 IndexSM Fund (File No. 811-07076) not only contains “5000” in its name, but also references the “Wilshire 5000 Index” in its name. The Wilshire 5000 Index includes over 4,500 stocks. However, the Fund’s strategy is to invest in between 1,000 and 2,500 stocks.

•
Each of the Putnam Absolute Return 100 Fund, Putnam Absolute Return 300 Fund, Putnam Absolute Return 500 Fund, and Putnam Absolute Return 700 Fund (File No. 811-07513) contains a number in its name, but the number does not and is not intended to correlate to the holdings of the funds. Rather, those funds use the number to denote their target “positive total return in excess of the return on U.S. Treasury bills.” The funds do not disclose in their prospectus any particular number or range of holdings in their portfolios.

•
The AlphaTrak 500 Fund (File No. 811-07989) contains the number “500” in its name, but it invests in futures contracts and at least 85% of its net assets in fixed income securities.  The fund uses the “500” in its name to refer to its objective of achieving “a total return that exceeds the total return of the S&P 500 Index.”

3 Id. at 8511.

While there are other funds that may use a number in their name to convey a particular number of securities that the fund will hold, as demonstrated by the examples above, the Commission staff has not historically limited the use of numbers in a fund’s name to that purpose.

The facts and circumstances surrounding each Trendpilot ETF’s use of a number in its name is closely related to the trend-following strategy of each Fund (further indicated by the use of the term “Trendpilot” in the name) and is not expected to mislead a reasonable investor as to the Funds’ investments or the risks of those investments. Based on all the information presented to investors in the first sections of each Fund’s summary prospectus and the daily disclosure of each Fund’s complete holdings, investors will be able to fully understand the types of securities in which each Fund invests.

Comment 2.	With respect to each Trendpilot ETF’s “T-Bill Indicator,” please explain “as of the fifth prior business day” in plain English.

Response:	The disclosure for each Fund’s “T-Bill Indicator” has been revised to read as follows:

Comment 3.	Please disclose the market capitalization ranges within the NASDAQ-100 Index.

Response:
As disclosed in the summary section for the Pacer Trendpilot 100 ETF under the heading “Principal Investment Strategies of the Fund—The Index,” the NASDAQ-100 Index includes approximately 100 of the largest non-financial securities listed on The NASDAQ Stock Market based on market capitalization. Unlike many other broad-based securities indices, the NASDAQ-100 is not limited to companies above or below a certain market capitalization. However, for further clarification, the following disclosure been added to the above-referenced section:

There is no minimum market capitalization requirement for inclusion in the NASDAQ-100 Index. Inclusion is determined based on the top 100 largest issuers based on market capitalization meeting all other eligibility requirements. As of May 21, 2015, the range of market capitalizations of companies in the NASDAQ-100 Index was approximately $6.2 billion to $756.9 billion.

*           *           *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust